SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                           Fairfield Communities, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                    304231301
                                 (CUSIP Number)

            James F. Mosier, Corporate Secretary and General Counsel
                      Physicians Insurance Company of Ohio
                            13515 Yarmouth Drive, NW
                            Pickerington, Ohio 43147
                                 (614) 864-7100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 304231301
                                  SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            PICO Holdings, Inc.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:          311,573 shares
8.  SHARED VOTING POWER:           None
9.  SOLE DISPOSITIVE POWER:     311,573 shares
10. SHARED DISPOSITIVE POWER:      None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            311,573 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            2.9%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            HC

                                  SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Physicians Insurance Company of Ohio


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:          311,573 shares
8.  SHARED VOTING POWER:           None
9.  SOLE DISPOSITIVE POWER:     311,573 shares
10. SHARED DISPOSITIVE POWER:      None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            311,573 shares

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            2.9%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            IC

                                  SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            American Physicians Life Insurance Company


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:              None
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:         None
10. SHARED DISPOSITIVE POWER:       None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            None

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            0%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            IC

                                  SCHEDULE 13D



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Physicians Investment Company


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X

                                                         (b) ____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:              None
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:         None
10. SHARED DISPOSITIVE POWER:       None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            None

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS):              ____


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            0%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            HC

Item 1.  Security and Issuer.

     This Amendment No. 7 to the Schedule 13D (the "Schedule 13D") filed by the reporting person Physicians Insurance Company of Ohio ("Physicians") on March 24, 1994 with the Securities and Exchange Commission (the "SEC") relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Fairfield Communities, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 2800 Cantrell Road, Little Rock, Arkansas 72202. This Amendment No. 7 amends certain information set forth in the Schedule 13D, as amended by Amendment No. 1 filed by Physicians on February 9, 1995, Amendment No. 2 filed by Physicians and American Physicians Life Insurance Company ("APL") on August 8, 1995, Amendment No. 3 filed by Physicians, APL and Physicians Investment Company ("PIC") on February 13, 1996, Amendment No. 4 filed by Physicians, APL and PIC on July 26, 1996, Amendment No. 5 by Physicians, APL and PIC on October 29, 1996, and Amendment No. 6 by Physicians, APL and PIC filed on November 7, 1996.

Item 2.  Identity and Background.

     The persons filing this Amendment No. 7 are Physicians, APL, PIC and PICO Holdings, Inc., formerly known as Citation Insurance Group ("Holdings").

     A. Holdings is a California insurance holding company which became the parent of Physicians on November 20, 1996 as a result of the merger (the "Merger") of Citation Holdings, Inc., a wholly-owned subsidiary of Holdings ("Holdings Sub"), with and into Physicians as contemplated by the Agreement and Plan of Reorganization (the "Merger Agreement"), dated as of May 1, 1996, as amended, by and among Physicians, Holdings and Holdings Sub. Upon consummation of the Merger, Holdings' name was changed from "Citation Insurance Group" to "PICO Holdings, Inc." In addition to being the parent of Physicians, Holdings is the direct parent of Citation Insurance Company and the indirect parent of Citation National Insurance Company, which are principally engaged in writing workers' compensation and commercial property and casualty insurance. Holdings' business address is 875 Prospect Street, Suite 301, La Jolla, California 92037.

     The directors of Holdings include:

     (i) S. Walter Foulkrod, III, Esq., whose business address is S. Walter Foulkrod, III & Associates, P.O. Box 6600, Harrisburg, Pennsylvania 17112-0600. Mr. Foulkrod is an attorney and the owner of S. Walter Foulkrod, III & Associates, Attorneys at Law. Mr. Foulkrod is a citizen of the United States.

     (ii) Richard D. Ruppert, MD, whose residence address is 2710 Falmouth Drive, P.O. Box 352855, Toledo, Ohio 43635-2855. Dr. Ruppert is a physician and serves as Chairman of the Boards of APL and PIC. Dr. Ruppert is a citizen of the United States.

     (iii) Dr. Gary H. Weiss, whose business address is Level 24, 2 Market Street, Sydney 2000 Australia. Dr. Weiss is a barrister and solicitor and serves as Executive Director of Guinness Peat Group plc, an investment holding company. Dr. Weiss is a citizen of Australia and New Zealand.

     (iv) John R. Hart, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Hart serves as President and Chief Executive Officer of Holdings and Physicians. Mr. Hart is a citizen of the United States.

     (v) Ronald Langley, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Langley serves as Chairman of the Boards of Holdings and Physicians. Mr. Langley is a citizen of Australia.

     (vi) John D. Weil, whose business address is 200 North Broadway, Suite 825, St. Louis, Missouri 63102-2573. Mr. Weil serves as President of Clayton Management Company, a strategic investment company. Mr. Weil is a citizen of the United States.

     (vii) Marshall J. Burak, whose business address is College of Business, San Jose State University, One Washington Square, San Jose, California 95192-0065. Mr. Burak is Professor of Finance and Dean of the College of Business of San Jose State University. Mr. Burak is a citizen of the United States.

     (viii) Paul M. Bancroft, whose business address is 655 Montgomery Street, Suite 920, San Francisco, California 94111. Mr. Bancroft is a private investor. Mr. Bancroft is a citizen of the United States.

     (ix) Robert R. Broadbent, whose business address is Tower City Center, 2900
Terminal  Tower,  Cleveland,   Ohio  44113-2204.   Mr.  Broadbent  is  a  retail
consultant. Mr. Broadbent is a citizen of the United States.

     The executive officers of Holdings, in addition to Messrs. Langley and Hart, are:

     (i) Richard H. Sharpe, whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Sharpe serves as Chief Operating Officer of Holdings and Physicians. He is a citizen of the United States.

     (ii) Gary W. Burchfield, whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr.
Burchfield serves as Chief Financial Officer and Treasurer of Holdings and Physicians. He is an United States citizen.

     (iii) James F. Mosier, Esq., whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Mosier serves as General Counsel and Corporate Secretary of Holdings and Physicians. He is an United States citizen.

     B. Physicians is an Ohio licensed insurance corporation which operates primarily as a diversified investment and insurance company. Physicians' business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147.

     The directors of Physicians include:

     (i) S. Walter Foulkrod, III, Esq., whose background is described in Item 2(A) above.

     (ii) Richard D. Ruppert, MD, whose background is described in Item 2(A) above.

     (iii) Dr. Gary H. Weiss, whose background is described in Item 2(A) above.

     (iv) John R. Hart, whose background is described in Item 2(A) above.

     (v) Ronald Langley, whose background is described in Item 2(A) above.

     (vi) John D. Weil, whose background is described in Item 2(A) above.

     The executive officers of Physicians, in addition to Messrs. Langley and Hart, are:

     (i) Richard H. Sharpe, whose background is described in Item 2(A) above.

     (ii) Martha G. Althauser, Esq., whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Ms. Althauser serves as Vice President, Claims of Physicians. She is an United States citizen.

     (iii) Gary W. Burchfield, whose background is described in Item 2(A) above.

     (iv) James F. Mosier, Esq., whose background is described in Item 2(A) above.

     C. APL is an Ohio corporation which is a wholly-owned indirect subsidiary of Physicians. APL's principal business is selling life and health insurance. APL's business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147.

     The directors of APL are Ronald Langley, John R. Hart, Richard H. Sharpe, Richard D. Ruppert, MD and Dr. Gary H. Weiss. Each of their backgrounds has been described in Item 2(A).

     The executive officers of APL include:

     (i) Richard D. Ruppert, MD, who serves as Chairman of the Board of APL;

     (ii) Richard H. Sharpe, who serves as President and Chief Executive Officer of APL;

     (iii) James F. Mosier, Esq., who serves as General Counsel and Secretary of APL;

     (iv) Loman H. Hartley, whose business address is American Physicians Life Insurance Company, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Hartley serves as Vice President, Controller and Treasurer of APL. He is an United States citizen.

     (v) Joyce M. Domijan, whose business address is American Physicians Life Insurance Company, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Ms. Domijan serves as Vice President, Operations of APL. She is an United States citizen.

     D. PIC is an Ohio corporation which is a wholly-owned direct subsidiary of Physicians and the parent of APL. PIC was formed for the purpose of holding the shares of APL and conducts no other business. PIC's business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147.

     The directors of PIC are Ronald Langley, John R. Hart, Richard H. Sharpe, Richard D. Ruppert, MD and Dr. Gary H. Weiss. Each of their backgrounds has been described in Item 2(A).

     The executive officers of PIC include Richard D. Ruppert, MD, who serves as Chairman of the Board; Richard H. Sharpe, who serves as President and Treasurer; and James F. Mosier, Esq., who serves as Secretary. Each of their backgrounds has been described in Item 2(A) above.

     E. Holdings is controlled by Guinness Peat Group plc ("GPG"), an English investment holding company whose business address is Second Floor, 21-26 Garlick Hill, London EC4V 2AU England, as a result of GPG's ownership of shares of Holdings. Based upon information contained in the Schedule 13D, and Amendments No. 1, 2, 3 and 4 thereto, filed by GPG in respect of its beneficial ownership of shares of Class A Common Stock of Physicians prior to the Merger whereby Physicians became a wholly-owned subsidiary of Holdings (collectively, the "GPG
Schedule 13D"), Physicians is aware that the directors and executive officers of GPG are as follows:

     Directors and Executive Officers of GPG

     (i) Maurice William Loomes, who is a citizen of Australia and whose business address is Level 24, 2 Market Street, Sydney 2000 Australia. Mr. Loomes is a director of GPG.

     (ii) Anthony Ian Gibbs, who is a citizen of New Zealand and whose business address is c/o Registry Managers (New Zealand Limited), Private Bag 92119, Auckland 1030 New Zealand. Mr. Gibbs is a director of GPG.

     (iii) Sir Ron Brierley, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Sir Ron is Chairman of the Board and a director of GPG.

     (iv) Trevor J.N. Beyer, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Beyer is a director of GPG.

     (v) Blake A. Nixon, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Nixon is a director and Executive Director in the United Kingdom of GPG.

     (vi) Dr. Gary H. Weiss, who is a director and Executive Director in Australia of GPG. Dr. Weiss' background is described in Item 2(A) above.

     (vii) J. Richard Russell, who is a citizen of Great Britain and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Russell is Secretary of GPG.

     F. During the last five years, none of Holdings, Physicians, APL, PIC and, to the best knowledge of Physicians, the individuals named in Items 2(A), 2(B), 2(C) and 2(D), has been convicted in a criminal proceeding. To the best knowledge of Physicians, based upon the information contained in the GPG
Schedule 13D, none of GPG and the individuals named in Item 2(E) has been convicted in a criminal proceeding.

     G. During the last five years, none of Holdings, Physicians, APL, PIC and, to the best knowledge of Physicians, the individuals named in Items 2(A), 2(B), 2(C) and 2(D), was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of Physicians, based upon the information contained in the GPG Schedule 13D, none of GPG and the individuals named in Item 2(E) has been a party to such a civil proceeding.

Item 3.   Source and Amount of Funds or Other Consideration.

     As noted in Item 2(A) above, on November 20, 1996, Physicians became a wholly-owned subsidiary of Holdings' as a result of the Merger of Holdings Sub into Physicians as contemplated under the terms of the Merger Agreement.

Item 4.   Purpose of Transaction.

     See Items 2(A) and 3 above.

Item 5.  Interest in Securities of the Issuer.

     (a)(b) As of the date of this Amendment No. 7, Physicians directly owned beneficially 311,573 shares of the Issuer's Common Stock, in respect of which it has sole voting and investment power. Based on 10,874,553 shares of the Issuer's Common Stock outstanding as of November 21, 1996, Physicians directly owns beneficially approximately 2.9% of the Issuer's outstanding Common Stock. By virtue of its ownership of all of the outstanding shares and voting power of Physicians, Holdings may also be deemed to indirectly beneficially own the 311,573 shares of the Issuer's Common Stock (or approximately 2.9% of the Issuer's outstanding Common Stock) reported herein as beneficially owned by Physicians. To the best knowledge of Physicians, none of the other persons named in Item 2 beneficially owns any shares of the Issuer's Common Stock.

     (c) On November 21, 1996, pursuant to an Underwriting Agreement, dated November 21, 1996 (the "Underwriting Agreement"), among the Issuer, Physicians and APL and Stephens Inc. and Donaldson, Lufkin & Jenrette Securities Corporation (the "Underwriters"), APL sold all of its 235,000 shares of the Issuer's Common Stock and Physicians sold 942,153 of its shares of the Issuer's Common Stock in a secondary offering of the Issuer's Common Stock underwritten by the Underwriters. The public offering price for all of the shares was $21 5/8 per share and the amount of proceeds received by Physicians and APL was $20 3/8 per share.

     Pursuant to the terms of the Underwriting Agreement, Physicians has given the Underwriters an option to purchase the remaining 311,573 shares of the Issuer's Common Stock owned by Physicians on the same terms as in the original offering. Such option must be exercised on or before December 21, 1996. Physicians anticipates that the option will be exercised in full prior to its expiration date. If the option is exercised in full, none of the reporting persons will own any shares of the Issuer's Common Stock.

          (d)  See Items 5(a) and 5(b) above.

          (e) As a result of the sales of the shares of the Issuer's Common Stock described in Item 5(c) above, each of Holdings, Physicians, APL and PIC ceased to be the beneficial owner, individually or as part of a group, of more than 5% of the Issuer's Common Stock on November 21, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Items 2(A), 5(a), 5(b) and 5(c) above.

Item 7.  Material to be Filed as Exhibits:

     Exhibit A - Joint Filing Agreement, dated November 27, 1996, among PICO Holdings, Inc., Physicians Insurance Company of Ohio, American Physicians Life Insurance Company and Physicians Investment Company [Page 13].

     Exhibit B - Agreement and Plan of Reorganization by and among Citation Insurance Group, Citation Holdings, Inc. and Physicians Insurance Company of Ohio, dated as of May 1, 1996, and Amendment to Agreement and Plan of Reorganization, dated August 14, 1996; and related Agreement of Merger, dated as of August , 1996, by and between Citation Holdings, Inc. and Physicians Insurance Company of Ohio [Incorporated herein by reference to Exhibit 2.2 to Amendment No. 1 to Form S-4 filed with the SEC by Citation Insurance Group on September 20, 1996 [Registration No. 333-06671]]

     Exhibit C - Second Amendment to Agreement and Plan of Reorganization, dated as of November 12, 1996, by and among Citation Insurance Group, Citation Holdings, Inc. and Physicians Insurance Company of Ohio. [Page 14].

     Exhibit D - Underwriting Agreement, dated November 21, 1996, among Fairfield Communities, Inc., Physicians Insurance Company of Ohio, American Physicians Life Insurance Company, and Stephens Inc. and Donaldson, Lufkin & Jenrette Securities Corporation. [Page 17].

Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 1996              PICO HOLDINGS, INC.


                                    By: /s/ James F. Mosier
                                            ____________________________________
                                            James F. Mosier,
                                            General Counsel and Secretary


                                    PHYSICIANS INSURANCE COMPANY OF OHIO


                                    By: /s/ James F. Mosier
                                            ____________________________________
                                            James F. Mosier,
                                            General Counsel and Secretary


                                    AMERICAN PHYSICIANS LIFE INSURANCE
                                      COMPANY


                                    By: /s/ James F. Mosier
                                            ____________________________________
                                            James F. Mosier,
                                            General Counsel and Secretary

                                    PHYSICIANS INVESTMENT COMPANY


                                    By: /s/ James F. Mosier
                                            ____________________________________
                                            James F. Mosier, Secretary

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the shares of Common Stock of Fairfield Communities, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 2nd day of December, 1996.


                                     PICO HOLDINGS, INC.


                                     By:  /s/ James F. Mosier
                                              __________________________________
                                              James F. Mosier,
                                              General Counsel and Secretary


                                     PHYSICIANS INSURANCE COMPANY OF OHIO


                                     By:  /s/ James F. Mosier
                                              __________________________________
                                              James F. Mosier,
                                              General Counsel and Secretary


                                     AMERICAN PHYSICIANS LIFE
                                        INSURANCE COMPANY


                                     By:  /s/ James F. Mosier
                                              __________________________________
                                              James F. Mosier,
                                              General Counsel and Secretary


                                     PHYSICIANS INVESTMENT COMPANY


                                     By:  /s/ James F. Mosier
                                              __________________________________
                                              James F. Mosier, Secretary

                                                                       EXHIBIT C








            Second Amendment to Agreement and Plan of Reorganization, dated as of November 12, 1996, by and among Citation
            Insurance Group, Citation Holdings, Inc. and Physicians Insurance Company of Ohio

                               SECOND AMENDMENT TO
                      AGREEMENT AND PLAN OF REORGANIZATION

     This Second Amendment to Agreement and Plan of Reorganization (this "Second Amendment") is made and entered into as of November 12, 1996, by and among Citation Insurance Group, a California corporation ("Citation"), Citation Holdings, Inc., an Ohio corporation ("Newco"), and Physicians Insurance Company of Ohio, an Ohio corporation ("PICO"), for the purpose of amending that certain Agreements and Plan of Reorganization (the "Reorganization Agreement"), dated as of May 1, 1996, among Citation, Newco and PICO.

                                    RECITALS

     WHEREAS, Citation, Newco and PICO previously have entered into that certain Amendment to Agreement and Plan of Reorganization, dated August 14, 1996;

     WHEREAS, Citation has advised PICO that its consolidated stockholders' equity has decreased; and

     WHEREAS, the parties wish to further amend the Reorganization Agreement to account for this decrease.

                                    AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

     1. Clause (B) of Section 5.3(h) is amended to read in full as follows: "As of November 15, 1996, there has been no increase in long-term debt of Citation or any Citation Subsidiary, as compared with long-term debt on December 31, 1995, or any increase in the outstanding capital stock of Citation or any Citation Subsidiary (other than issuances of additional stock pursuant to vested Citation Options) as compared with original stock on December 31, 1995, or any decrease in Citation's consolidated stockholders' equity below $34 million."

     2. Capitalized terms used but not defined herein shall have the meaning given thereto in the Reorganization Agreement, as amended.

     3. Except as expressly modified hereby, the Reorganization Agreement, as so amended, shall continue in full force and effect.

     4. The interpretation, performance and enforcement of this Second Amendment and the legal relations among the parties shall be governed by and construed in accordance with the internal laws of the State of California applicable to contracts made and to be wholly performed in such state.

     5. This Second Amendment may be executed in counterparts with the same effect as if all parties hereto had signed the same document. All counterparts so executed shall be deemed to be an original, shall be construed together and shall constitute one agreement.

     IN WITNESS WHEREOF, Citation, Newco and PICO have executed this Agreement as of the date first written above.

                                    CITATION INSURANCE GROUP


                                    By:  /s/ Paul M. Bancroft
                                             ___________________________________
                                             Paul M. Bancroft
                                             Vice Chairman, Board of Directors

                                    CITATION HOLDINGS, INC.


                                    By:  /s/ Robert M. Erickson
                                             ___________________________________
                                             Robert M. Erickson
                                             President

                                    PHYSICIANS INSURANCE COMPANY
                                      OF OHIO


                                    By:  /s/ John R. Hart
                                             ___________________________________
                                             John R. Hart
                                             President & CEO

                                                                       EXHIBIT D







            Underwriting Agreement, dated November 21, 1996, among Fairfield Communities, Inc., Physicians Insurance Company of Ohio, American Physicians Life Insurance Company, and Stephens Inc. and Donaldson, Lufkin & Jenrette Securities Corporation

                                                                  CONFORMED COPY



                           FAIRFIELD COMMUNITIES, INC.

                                2,077,153 SHARES*
                                  Common Stock

                                ($.01 par value)


                             UNDERWRITING AGREEMENT


                                                               November 21, 1996
STEPHENS INC. and DONALDSON, LUFKIN
   & JENRETTE SECURITIES CORPORATION
   As Representatives of the several
   Underwriters named in Schedule I hereto.
c/o Stephens Inc.
111 Center Street
Little Rock, Arkansas 72201

Gentlemen:

      Fairfield Communities, Inc., a Delaware corporation (the "Company"), and the Company's stockholders named on the signature page hereof (the
"Stockholder")  confirm  their  agreement  with the  several  underwriters  (the
"Underwriters") for whom you are acting as representatives (the "Representatives") for the Company and the Stockholder to issue and sell 900,000 shares and 1,177,153 shares, respectively, of the Company's common stock, par value $.01 per share (the "Underwritten Shares") to the Underwriters. The Company's common stock is more fully described in the Registration Statement and the Prospectus hereinafter mentioned.

      For the sole purpose of covering over-allotments in connection with the sale of the Underwritten Shares, the Stockholder shall grant to the Underwriters the option (the "Option") described in Section 2 hereof to purchase all or any part of 311,573 shares of the Company's common stock (the "Option Shares" and, together with the 1,177,153 of the Underwritten Shares to be sold by the Stockholder, the "Stockholder Shares") owned by it. The Underwritten Shares and the Option Shares purchased pursuant to this Underwriting Agreement (this "Agreement") are herein called the "Shares" and the proposed offering of the Shares by the Underwriters is hereinafter referred to as the "Public Offering."

      The Company has filed with the Securities and Exchange Commission (the "Commission"), pursuant to the Securities Act of 1933, as amended (the "Act"), and published rules and regulations adopted by the Commission under the Act (the "Rules"), a registration statement on Form S-3 ("Form S-3") (File No. 333-14875), including a Preliminary Prospectus, relating to the Shares, and such

____________________
* Plus up to 311,573 additional shares of common stock to cover over-allotments.

amendments to such registration statement as may have been filed with the Commission to the date of this Agreement. The Company will also file with the Commission one of the following: (A) prior to effectiveness of such registration statement, a further amendment to such registration statement, including the form of final prospectus, and/or (B) after effectiveness of such registration statement, a final prospectus in accordance with Rules 430A and 424(b). The Company has furnished to the Representatives copies of such registration statement, each amendment to it filed by the Company with the Commission, and each Preliminary Prospectus filed by the Company with the Commission. The registration statement as amended at the time it becomes or became effective (the "Effective Date"), including financial statements and all exhibits and any information deemed to be included by Rule 430A, is called the "Registration Statement." The term "Preliminary Prospectus" means any Preliminary Prospectus (as referred to in Rule 430 or Rule 430A of the Rules) included at any time as a part of the registration statement and the term "Prospectus" means the prospectus relating to the Shares that is first filed pursuant to Rule 424(b) after the date hereof.

     Any reference herein to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents incorporated by reference therein on or before the Effective Date or the date of such Preliminary Prospectus or the Prospectus, as the case may be.

     As the Representatives, you have advised the Company and the Stockholder that (a) you are authorized to enter into this Agreement on behalf of the several Underwriters and (b) the Underwriters are willing, acting severally and not jointly, to purchase the amounts of the Underwritten Shares set forth opposite their respective name in Schedule I hereto, plus their pro rata portion of the Option Shares if you elect to exercise the over- allotment Option in whole or in part for the accounts of the several Underwriters.

     In consideration of the mutual agreements contained herein and of the interests of the parties in the transactions contemplated hereby, the Company, the Stockholder and the Underwriters hereby agree as follows:

     1. Representations, Warranties and Agreements of the Company and the Stockholder

     (a) The Company represents and warrants to, and agrees with, each Underwriter as follows:

            (i) The Company has been duly organized, is in compliance with its Certificate of Incorporation, and is validly existing as a corporation in good standing under the laws of the State of Delaware, with full power and authority (corporate and other) to own its properties and conduct its business as described in the Prospectus. Each significant subsidiary (as defined by the Act) of the Company (each a "Subsidiary" and collectively, the "Subsidiaries") has been duly incorporated and is validly existing as a corporation, in good standing under the laws of the jurisdiction of its organization, with full power and authority (corporate and other) to own or lease its properties, and conduct its business. The Company and the Subsidiaries are duly qualified to transact business in all jurisdictions in which the conduct of its business or the ownership or lease of its properties requires such qualifications except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect (as defined below). The Company owns all of the outstanding capital stock of its Subsidiaries free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than the pledge of the shares of stock of Fairfield River Ridge, Inc. and Fairfield St. Croix, Inc.

            (ii) The outstanding shares of common stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; the Shares are duly and validly authorized, and, if not now issued, when issued and paid for as contemplated herein, will be fully paid and non-assessable. There are no preemptive or other similar rights to subscribe for or to purchase, or any restriction upon the voting or transfer of the Shares pursuant to the Company's Certificate of Incorporation, Bylaws, or other governing documents or any agreement or other instrument to which the Company or any of its Subsidiaries is a party or by which any of them may be bound other than the Company's Rights Agreement. Neither the filing of the Registration Statement nor the offering of the Shares as contemplated by this Agreement gives rise to any rights, other than those which have been waived or satisfied, for or relating to the registration of any shares of any class of the Company's capital stock. The Shares have been approved for listing on the New York Stock Exchange (the "NYSE"), subject to official notice of issuance.

            (iii) The Shares conform in all material respects with the statements concerning them in the Prospectus. As of the Closing Date (as defined below) and any Option Closing Date (as defined below), if applicable, the Company will have the authorized capital stock set forth under the caption "Description of Capital Stock" in the Prospectus. No further corporate approval or authority on behalf of the Company will be required for the issuance and sale of the Shares to be sold by the Company as contemplated herein.

            (iv) Any Preliminary Prospectus, the Prospectus and the Registration Statement comply as to form with the requirements of the Act and the Rules, including Form S-3. The Company meets the requirements of, and is entitled to use, Form S-3 for the Public Offering. The Registration Statement has been filed with the Commission pursuant to the Act.

            (v) Neither the Commission nor any other agency, body, authority, court or arbitrator of competent jurisdiction has, by order or otherwise, prohibited or suspended the use of any Preliminary Prospectus or the Prospectus relating to the proposed offering of the Shares or, to the Company's knowledge, instituted proceedings for that purpose. The Registration Statement, the Prospectus and any Preliminary Prospectus and any amendments or supplements thereto at the time they became or become effective or were filed or are filed with the Commission contained or will contain all statements which are required to be stated therein by, and in all material respects conformed or will conform to the requirements of, the Act and the Rules. Neither the Registration Statement nor any Preliminary Prospectus nor any amendment thereto, and neither the Prospectus nor any supplement thereto, as of its date contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company does not make any representations or warranties as to information contained in or omitted from the Registration Statement or any Preliminary Prospectus or the Prospectus, or any such amendment or supplement, in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Underwriter through the Representatives, expressly for use in the preparation thereof as hereinafter set forth in Section 13, or by or on behalf of the Stockholder.

            (vi) The consolidated financial statements of the Company and the Subsidiaries, together with related notes and schedules as set forth in the Registration Statement, present fairly the consolidated financial condition and the results of operations of the Company and the Subsidiaries, at the indicated dates and for the indicated periods. Such financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"), consistently applied throughout the periods involved, and all adjustments necessary for a fair presentation of results for such periods have been made. The summary financial information and the selected financial data included in the Prospectus present fairly in accordance with GAAP the information shown therein and have been compiled on a basis consistent with that of the audited and unaudited financial statements from which they were derived.

            (vii) Except as is disclosed in the Prospectus, there is no action or proceeding pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective officers or any of their properties, assets or rights before any court or administrative or governmental agency or other body which reasonably would be expected to (A) result in any material adverse change in the financial condition, or in the earnings, business, affairs, properties, business prospects or results of operations of the Company and its Subsidiaries taken as a whole ("Material Adverse Change" or "Material Adverse Effect," as the case may be), whether or not arising in the ordinary course of business, (B) adversely affect the performance of this Agreement or the consummation of the transactions herein contemplated, except as disclosed in the Prospectus and for which the Company maintains a reserve in an amount which it believes is adequate to cover potential liabilities, or
      (C) be required to be disclosed in the Registration Statement.

            (viii) The Company and each of its Subsidiaries are not in violation of any law, ordinance, governmental rule or regulation or court decree to which they may be subject which violation reasonably would be expected to have a Material Adverse Effect.

            (ix) The Company and its Subsidiaries have good and marketable title to all of the real properties and valid title to all other assets reflected in the consolidated financial statements hereinabove described or as described in the Prospectus as being owned by them, subject to no lien, mortgage, pledge, charge or encumbrance of any kind except those securing indebtedness described in such financial statements or as described in the Prospectus or which do not materially affect the present or proposed use of such properties or assets or would not cause a Material Adverse Effect. The Company and its Subsidiaries occupy their leased properties under valid, subsisting and binding leases with only such exceptions as in the aggregate are not material and do not interfere with the conduct of the business of the Company and its Subsidiaries. There exists no default under the provisions of any lease, contract or other obligation to which the Company is a party which may result in a Material Adverse Change.

            (x) The Company and its Subsidiaries have filed all federal, state and other tax returns and reports which have been required to be filed and have paid all taxes indicated by said returns and all assessments received by them to the extent that such taxes have become due and there is no tax deficiency that has been or, to the Company's knowledge, might be asserted against the Company or any of its Subsidiaries that might have a Material Adverse Effect. All material tax liabilities are adequately provided for on the books of the Company and its Subsidiaries.

            (xi) Since the respective dates as of which information is given in the Registration Statement and the Prospectus, as they may be amended or supplemented, (A) there has not been any Material Adverse Change nor, to the knowledge of the Company, is any such change threatened, (B) there has not been any transaction entered into by the Company or its Subsidiaries that is material to the earnings, business, affairs, properties, business prospects or operations of the Company and its Subsidiaries taken as a whole, other than transactions in the ordinary course of business and changes and transactions contemplated by the Registration Statement and the Prospectus, as they may be amended or supplemented, (C) other than changes in the amounts outstanding under the Company's and its

      Subsidiaries' revolving credit facilities, there has not been any material change in the capital stock, long term debt or material liabilities of the Company or its Subsidiaries, and (D) there has not been any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any of its Subsidiaries. Neither the Company nor any Subsidiary has any contingent obligations or liabilities which are required to be but are not disclosed in the Registration Statement and the Prospectus.

            (xii) The filing of the Registration Statement and related Prospectus and the execution and delivery of this Agreement have been duly authorized by the Board of Directors of the Company; this Agreement constitutes a valid and legally binding obligation of the Company enforceable in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting creditors' rights generally and by general principles of equity and federal and state securities laws. The Company is not in breach or violation of or default under any indenture, mortgage, deed of trust, lease, contract, note or other agreement or instrument to which it is a party or by which it or any of its properties is bound and which breach, violation or default would reasonably be expected to have a Material Adverse Effect. The consummation of the transactions herein contemplated and the fulfillment of the terms hereof will not result in a breach or violation of any of the material terms and provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease, contract, note or other agreement or instrument to which the Company or any Subsidiary is a party, or of the Company's or any Subsidiary's Certificate of Incorporation or bylaws or any law, decree, order, rule, writ, injunction or regulation applicable to the Company or any Subsidiary of a court or of any regulatory body or administrative agency or other governmental body having jurisdiction over the Company and its Subsidiaries except for such breaches, violations or defaults as would not reasonably be expected to have a Material Adverse Effect.

            (xiii) Each approval, consent, order, authorization, designation, declaration or filing by or with any regulatory, administrative or other governmental body necessary in connection with the execution and delivery by the Company of this Agreement and performance of its obligations hereunder (except such additional steps as may be necessary to qualify the Shares for public offering by the Underwriters under state securities or Blue Sky laws, and filing the Prospectus under Rule 424(b)) has been obtained or made and is in full force and effect.

            (xiv) The Company and each Subsidiary hold all material licenses, authorizations, charters, certificates and permits from governmental authorities which are necessary to the conduct of their businesses and neither the Company nor any Subsidiary has received notice of any proceeding relating to the revocation or modification of any of such licenses, authorizations, charters, certificates or permits. The Company and its Subsidiaries own or otherwise possess rights to the patents, patent rights, licenses, inventions, copyrights, trademarks, service marks and trade names presently employed by them in connection with the businesses now operated by them as described in the Prospectus, and neither the Company nor any of its Subsidiaries has infringed or received any notice of infringements of or conflict with asserted rights of others with respect to any of the foregoing, except where such infringement or conflict would not reasonably be expected to result in a Material Adverse Effect.

            (xv) Ernst & Young LLP, independent auditors, who have certified certain of the financial statements filed with the Commission and included as part of the Registration Statement and Prospectus, are independent public accountants within the meaning of the Act, the Rules and Regulation S-X of the Commission and Rule 101 of the Code of Professional Ethics of the American Institute of Certified Public Accountants.

            (xvi) There are no agreements, contracts or other documents of a character required to be described in the Registration Statement or the Prospectus or required by Form S-3 to be filed as exhibits to the Registration Statement or incorporated by reference in the Registration Statement which are not described, filed or incorporated as required.

            (xvii) No labor dispute is pending or, to the knowledge of the Company, threatened by the Company's or any Subsidiary's employees which could result in a Material Adverse Effect. No collective bargaining agreement exists with any of the Company's employees and, to the Company's knowledge, no agreement is imminent.

            (xviii) Except as contemplated by Section 2 hereof and as disclosed in the Prospectus and permitted by the Rules, the Company has not (itself or through any person) taken and will not take, directly or indirectly, any action designed to or which might reasonably be expected to, cause or result in a violation of Section 5 of the Act or Rule 10b-6 under the Exchange Act ("Rule 10b-6") or in stabilization or manipulation of the price of the Company's common stock.

            (xix) Without limiting the generality of any of the foregoing representations and warranties and except to the extent no Material Adverse Effect would reasonably be expected to occur, (a) none of the operations of the Company or its Subsidiaries is in violation of any environmental law, regulation or any permit; (b) neither the Company nor any of its Subsidiaries has been notified that it is under investigation or under review by any governmental agency with respect to compliance therewith or with respect to the generation, use, treatment, storage or release of hazardous material; (c) neither the Company nor any of its Subsidiaries have any liability or contingent or potential liability in connection with the past generation, use, treatment, storage, disposal or release of any hazardous material; (d) there is no hazardous material that may reasonably be expected to pose any material risk to safety, health, or the environment, on, under or about any property owned, leased or operated by the Company or any of its Subsidiaries or, to the knowledge of the Company, any property adjacent to any such property; and (e) there has heretofore been no release of any hazardous material on, under or about such property, or, to the knowledge of the Company, any such adjacent property. None of the present or, to the knowledge of the Company, past property of the Company or any of its Subsidiaries is listed or proposed for listing on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA") or on the Comprehensive Environmental Response Compensation Liability Information System List ("CERCLIS") or any similar state list of sites requiring remedial action. Neither the Company nor any of its Subsidiaries is subject to any Environmental Property Transfer Act, or to the extent that any such statute is applicable to any property, the Company and its Subsidiaries have fully complied with their obligations under such statute(s), and neither has any outstanding obligations or liabilities under any Environmental Property Transfer Act.

            (xx) The Company and its Subsidiaries maintain insurance of the types and in the amounts customary for their businesses, including, but not limited to, insurance covering liability and real and personal property owned or leased by the Company against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, all of which insurance is in full force and effect.

            (xxi) Neither the Company nor any Subsidiary has at any time during the last five years (a) made any unlawful contribution to any candidate for foreign office, or failed to disclose fully any contribution in violation of law, or (b) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof.

            (xxii) Each executive officer and director of the Company has executed a lock-up agreement, a form of which is attached hereto as Exhibit "A" (the "Lock-Up Agreement").

     (b) Any certificate signed by any officer of the Company or by the Stockholder, as the case may be, and delivered to you or counsel for the Underwriters shall be deemed a representation and warranty by the Company or the Stockholder, as the case may be, to the Underwriters as to the matters covered thereby.

     (c) The Stockholder represents and warrants to, and agrees with, each Underwriter as follows:

            (i) As of the Effective Date, the Stockholder shall be the lawful owner of the number of Shares to be sold by it, and has or at such time or times, as required, will have good and valid title to all such Shares, free of all restrictions on transfer (other than those imposed by the Act, the Company's Certificate of Incorporation and Bylaws and the securities or Blue Sky laws of certain jurisdictions) liens, encumbrances, security interests and claims whatsoever, except for claims created hereunder, the Power of Attorney (as defined below) or Custody Agreement (as defined below).

            (ii) The Stockholder has full legal right, power and authority, and any approvals required by law and any agreement or instrument to which the Stockholder is a party, to enter into this Agreement, and this Agreement has been fully executed and delivered by the Stockholder.

            (iii) Upon delivery of payment for the Shares to be sold by the Stockholder pursuant to this Agreement, good and valid title to such Shares will pass, free of all restrictions on transfer (other than those imposed by the Act, the Company's Certificate of Incorporation and the securities or Blue Sky laws of certain jurisdictions) liens, encumbrances, security interests and claims whatsoever, to each Underwriter.

            (iv) The Stockholder has duly authorized (if applicable), executed and delivered a power of attorney, a form of which is attached hereto as Exhibit "B" and included herein (the "Power of Attorney"), appointing attorneys-in-fact as named therein (collectively the "Attorneys" and individually the "Attorney"), and a custody agreement, a form of which is attached hereto as Exhibit "C" and included herein (the "Custody Agreement"), with the custodian named therein (the "Custodian"). Each of the Power of Attorney and the Custody Agreement constitutes a valid and binding agreement of the Stockholder, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles; and the Stockholder's Attorney, acting alone, is authorized to execute and deliver this Agreement and the certificate referred to in
      Section 6(j) hereof, on behalf of the Stockholder to determine the purchase price to be paid by the several Underwriters to the Stockholder as provided in Section 2 hereof, to authorize the delivery of the Stockholder Shares under this Agreement and to duly endorse (in blank or otherwise) the certificate or certificates representing such Shares or a stock power or powers with respect thereto, to accept payment therefor, and otherwise to act on behalf of the Stockholder in connection with this Agreement.

            (v) All authorizations, approvals, consents and orders necessary for the execution and delivery by the Stockholder of the Power of Attorney and the Custody Agreement, the execution and delivery by or on behalf of the Stockholder of this Agreement and the sale and delivery of the Stockholder Shares under this Agreement (other than, at the time of the execution hereof (if the Registration Statement has not yet been declared effective by the Commission), the issuance of the order of the Commission declaring the Registration Statement effective and such authorizations, approvals or consents as may be necessary under state or other securities or Blue Sky laws) have been obtained and are in full force and effect; the Stockholder has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization as the type of entity that it purports to be; and the Stockholder has full right, power and authority to enter into and perform its obligations under this Agreement and such Power of Attorney and Custody Agreement, and to sell, assign, transfer and deliver the Shares to be sold by the Stockholder under this Agreement.

            (vi) The Stockholder will not for a period of 120 days after the effective date of the Registration Statement, offer to sell, contract to sell or otherwise sell or dispose of any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock, owned directly by the Stockholder or with respect to which the Stockholder has the power of disposition, otherwise than hereunder or with the prior written consent of Stephens Inc., which consent will not unreasonably be withheld. The Stockholder agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of shares of common stock held by the Stockholder except in compliance with the foregoing restrictions.

            (vii) Certificates in negotiable form for all Shares to be sold by the Stockholder under this Agreement, together with a stock power or powers duly endorsed in blank by the Stockholder, have been placed in custody with the Custodian for the purpose of effecting delivery hereunder.

            (viii) This Agreement has been duly authorized by the Stockholder and has been duly executed and delivered by or on behalf of the Stockholder and is a valid and binding agreement of the Stockholder, enforceable in accordance with its terms, except as the indemnification and contribution provisions hereunder may be limited by applicable law and except as the enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles; and the performance of this Agreement and the consummation of the transactions herein contemplated will not result in a breach of or default under any material bond, debenture, note or other evidence of indebtedness, or any material contract, indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Stockholder is a party or by which the Stockholder or any Stockholder Shares hereunder may be bound or, to the best of the Stockholder's knowledge, result in any violation of any law, order, rule, regulation, writ, injunction or decree of any court or governmental agency or body or result in any violation of any provisions of the charter, bylaws or other organizational documents of the Stockholder.

            (ix) The Stockholder has not distributed and will not distribute any prospectus or other offering material in connection with the offering and sale of the Shares.

            (x) All information furnished by or on behalf of the Stockholder relating to the Stockholder and the Stockholder Shares that is contained in the representations and warranties of the Stockholder in such Stockholder's Power of Attorney or set forth in the Registration Statement and any Preliminary Prospectus or the Prospectus and any amendments or supplements thereto is, and on the Closing Date and on any later date on which Option Shares are to be purchased as the case may be, will be, true, correct and complete, and does not, and on the Closing Date and on any later date on which Option Shares are to be purchased, as the case may be, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make such statements not misleading.

            (xi) The Stockholder will review the Prospectus and will comply with all agreements and satisfy all conditions on its part to be complied with or satisfied pursuant to this Agreement on or prior to the Closing Date, or any later date on which Option Shares are to be purchased, as the case may be, and will advise one of its Attorneys prior to the Closing Date or such later date on which Option Shares are to be purchased, as the case may be, if any statement to be made on behalf of the Stockholder in the certificate contemplated by Section 6(j) would be inaccurate if made as of the Closing Date or such later date on which Option Shares are to be purchased, as the case may be.

            (xii) The Stockholder does not have, or has waived prior to the date hereof, any preemptive right, co-sale right or right of first refusal or other similar right to purchase any of the Shares that are to be sold by the Company to the Underwriters pursuant to this Agreement; and the Stockholder does not own any warrants, options or similar rights to acquire, and does not have any right or arrangement to acquire, any capital stock, rights, warrants, options or other securities from the Company, other than those described in the Registration Statement and any Preliminary Prospectus or the Prospectus and any amendments or supplements thereto.

            (xiii) The Stockholder is not aware that any representations and warranties of the Company set forth in Section 2 above is untrue or inaccurate.

            (xiv) The Stockholder has not taken, nor will it take, directly or indirectly, any action designed to, or which might reasonably be expected to, cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares owned by it pursuant to the distribution contemplated by this Agreement.

            (xv) The Stockholder will pay or cause to be paid all transfer taxes, if any, with respect to the Shares to be sold by it.

     2. Purchase, Sale and Delivery of the Underwritten Shares. On the basis of the representations, warranties and covenants herein contained, and subject to the terms and conditions herein set forth, the Company and the Stockholder agree to sell each Underwriter, severally and not jointly, and each Underwriter agrees, severally and not jointly, to purchase, at a price of $20.375 per share, the number of the Underwritten Shares set forth on Schedule I attached hereto, subject to adjustment in accordance with Section 10 hereof.

     Payment for the Underwritten Shares shall be made by wire transfer of immediately available U.S. Funds to designated accounts of the Company and the Stockholder, to the order of the Company or the Stockholder, as applicable, against delivery of certificates for the Shares to the Representatives for the accounts of the several Underwriters. Delivery of certificates shall be to the Representatives c/o Stephens Inc. ("Stephens"), 111 Center Street, Little Rock, Arkansas 72201, or at such other address as Stephens may designate in writing.

Payment will be made at the offices of Stephens, or at such other place as shall be agreed upon by Stephens and the Company, at approximately 9:00 a.m., central time, on November 27, 1996, such time and date being herein referred to as the "Closing Date." The certificates for the Underwritten Shares will be delivered in such denominations and in such registrations as Stephens requests in writing and will be made available for inspection at such locations as Stephens may reasonably request at least one full business day prior to the Closing Date.

      The certificates in negotiable form for the Stockholder Shares have been placed in custody (for delivery under this Agreement) under the Custody Agreement. The Stockholder agrees that the certificates for the Stockholder Shares so held in custody are subject to the interests of the Underwriters hereunder, that the arrangements made by the Stockholder for such custody, including the Power of Attorney, is to that extent irrevocable and that the obligations of the Stockholder hereunder shall not be terminated by the act of the Stockholder or by operation of law, or the occurrence of the Stockholder's bankruptcy or any other event, except as specifically provided herein or in the Custody Agreement. If any such event should occur before the delivery of the certificates for the Stockholder Shares hereunder, the Stockholder Shares to be sold by the Stockholder shall, except as specifically provided herein or in the Custody Agreement, be delivered by the Custodian in accordance with the terms and conditions of this Agreement as if such event had not occurred, regardless of whether the Custodian shall have received notice of such event.

      In addition, on the basis of the representations, warranties, agreements and covenants herein contained and subject to the terms and conditions herein set forth, the Stockholder hereby grants the Option to the several Underwriters to purchase the Option Shares at the price per share as set forth in the first paragraph of this Section 2. The Option may be exercised in whole or in part on one occasion upon written notice (or oral notice, subsequently confirmed in writing) given not more than thirty (30) days following the date of this Agreement, by Stephens, on behalf of the Representatives of the several Underwriters, to the Company and the Stockholder setting forth the number of Option Shares as to which the several Underwriters are exercising the Option and the names and denominations in which the Option Shares are to be registered. Closing on the purchase of the Option Shares (the "Option Closing Date"), if any, shall occur no later than three (3) business days following the date upon which notice of exercise of the Option is given to the Company and the Stockholder, and shall take place at the offices of Stephens, or at such other place as shall be agreed upon by Stephens and the Stockholder. Subject to
Section 10, the number of Option Shares to be purchased by each Underwriter shall be in the same proportion to the total number of shares of the common stock being purchased by such Underwriter bears to 2,077,153 shares, adjusted by you in such manner as to avoid fractional shares. The Option may be exercised only to cover over-allotments in the sale of the Underwritten Shares by the Underwriters. Stephens, on behalf of the Representatives of the several Underwriters, may cancel such option at any time prior to its expiration by giving written notice (or oral notice, subsequently confirmed in writing) of such cancellation to the Stockholder. To the extent, if any, that the Option is exercised, payment for the Option Shares shall be made by wire transfer of immediately available U.S. Funds to a designated account of the Stockholder, to the order of the Stockholder. Certificates for the Option Shares shall be delivered in the same manner and upon the same terms as the Underwritten Shares.

      3. Offering by the Underwriters. It is understood that the Public Offering of the Underwritten Shares is to be made as soon as the Representatives deem it advisable to do so after the Registration Statement has become effective. The Underwritten Shares are to be initially offered to the public at the public offering price set forth in the Prospectus. The Representatives may from time to time thereafter change the public offering price and other selling terms. To the extent, if at all, that any Option Shares are purchased pursuant to Section 2 hereof, the Underwriters will offer them to the public on the foregoing terms.

      It is further understood that you will act as the Representatives for the Underwriters in the offering and sale of the Shares, in accordance with an Agreement Among Underwriters which has been entered into by you and the several other Underwriters.

      4. Covenants of the Company. The Company covenants and agrees with each of the several Underwriters that:

            (a) The Company will use its best efforts to cause the Registration Statement to become effective and will not, either before or after effectiveness, file any amendment thereto or supplement to the Prospectus (including a prospectus filed pursuant to Rule 424(b) which differs from the Prospectus on file at the time the Registration Statement becomes effective) or file any documents under the Exchange Act before the earlier to occur of (A) the 35th day following the Effective Date or (B) the closing date of the Underwriters' purchase of the Option Shares if such document would be deemed to be incorporated by reference into the Registration Statement, the Preliminary Prospectus or the Prospectus of which the Representatives shall not previously have been advised and furnished with a copy or to which the Representatives shall have reasonably objected in writing or which is not in compliance with the Act or Rules; provided, however, the Company may make filings on Form S-8 relating to its stock purchase plan.

            (b) The Company will advise the Representatives promptly of any request of the Commission or other securities regulatory agency ("Other Securities Regulator") for amendment of the Registration Statement or for supplement to the Prospectus or for any additional information, or of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the use of the Prospectus or of the institution of any proceedings for that purpose, or comparable action taken or initiated by any Other Securities Regulator, and the Company will use its reasonable efforts to prevent the issuance of any such stop order preventing or suspending the use of the Prospectus and to obtain as soon as possible the lifting thereof, if issued.

            (c)  The  Company   will  use  its   reasonable   efforts  with  the
      Representatives in endeavoring to qualify the Shares for sale under the securities laws of such jurisdictions (including foreign jurisdictions) as the Representatives may reasonably designate, and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose; provided however, the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not so qualified or required to file such a consent. The Company will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for so long a period as the Representatives may reasonably request for distribution of the Shares.

            (d) The Company will deliver to, or upon the order of, the Representatives, from time to time, as many copies of any Preliminary Prospectus or the Prospectus as the Representatives may reasonably request. The Company will deliver to, or upon the order of, the Representatives, on the Trade Date and thereafter from time to time during the period necessary to effect the distribution of the Shares as many copies of the Prospectus in final form, or as thereafter amended or supplemented, as the Representatives may reasonably request. The Company will deliver to the Representatives at or before the Closing Date, three
      (3) manually signed copies of the Registration Statement and all amendments thereto including all exhibits filed therewith (including any document filed under the Exchange Act and deemed to be incorporated by reference into the Registration Statement, the Preliminary Prospectus or the Prospectus) and will deliver to the Representatives such number of copies of the Registration Statement, but without exhibits, and of all amendments thereto, as the Representatives may reasonably request.

            (e) During the time necessary to effect the distribution of the Shares, the Company shall comply with all requirements imposed upon it by the Act, as now and hereafter amended, and by the Rules, as from time to time in force, so far as is necessary to permit the continuance of sales of or dealings in the Shares as contemplated by the provisions hereof and the Prospectus. If, during the period necessary to effect the distribution of the Shares, any event shall occur as a result of which, in the judgment of the Company or in the opinion of counsel for the Underwriters, it becomes necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances existing at the time the Prospectus is delivered to a purchaser, not misleading, or, if it is necessary at any time to amend or supplement the Prospectus to comply with any law or to file under the Exchange Act any document which would be deemed to be incorporated by reference in the Prospectus in order to comply with the Act or the Exchange Act, the Company promptly will notify the Representatives and, subject to the Representatives' prior review, prepare and file with the Commission and any appropriate Other Securities Regulator an appropriate amendment or supplement to the Prospectus (at the expense of the Company) so that the Prospectus as so amended or supplemented will not, in light of the circumstances when it is so delivered, be misleading, or so that the Prospectus will comply with the law.

            (f) The Company will make generally available to its security holders in the manner contemplated by Rule 158(b) under the Act, as soon as it is practicable to do so, but in any event not later than the 90th day after the fiscal quarter first occurring one year after the Effective Date, an earnings statement in reasonable detail, covering a period of at least twelve consecutive months beginning after the Effective Date, which earnings statement shall satisfy the requirements of Section 11(a) of the Act and will advise you in writing when such statement has been so made available.

            (g) For a period of three years from the date of this Agreement, the Company will furnish to the Representatives (a) concurrently with furnishing of such reports to its stockholders, statements of income of the Company for each quarter in the form furnished to the Company's stockholders and certified by the Company's principal financial or accounting officer; (b) concurrently with furnishing to its stockholders, a balance sheet of the Company as at the end of such fiscal year, together with statements of earnings, stockholders' equity and cash flow of the Company for such fiscal year, all in reasonable detail and accompanied by a copy of the certificate or report thereon of independent public accountants; (c) as soon as they are available, copies of all reports (financial or other) mailed to stockholders; (d) as soon as they are available, copies of all reports and financial statements furnished to or filed with the Commission; (e) every press release which was released or prepared by the Company; and (f) any additional information of a public nature concerning the Company or its business which you may reasonably request. During such period, if the Company shall have active subsidiaries the foregoing financial statements shall be on a consolidated basis to the extent that the accounts of the Company and its subsidiaries are consolidated, and shall be accompanied by similar financial statements for any significant subsidiary (as defined by the Act) which is not so consolidated.

            (h) Promptly after the Company is advised thereof, it will advise the Representatives, and confirm in writing, that the Registration Statement and any amendments shall have become effective.

            (i) The Company will use the net proceeds from the sale of the Shares substantially in the manner set forth in the Prospectus under the caption "Use of Proceeds."

            (j) Other than as  permitted  by the Act and the Rules,  the Company will not distribute any prospectus or offering materials in connection with the offering and sale of the Shares and prior to the Closing Date or the Option Closing Date will not issue any press releases or other communications directly or indirectly and will hold no press conferences with respect to the Company, the financial condition, results of operations, business, properties, assets or liabilities of the Company, or the offering of the Shares, without the prior written consent of Stephens.

            (k) The Company will maintain a transfer agent and, if necessary under the jurisdiction of incorporation of the Company, a registrar for its common stock and will, use its best efforts to maintain the listing of the Shares on the NYSE.

            (l) Except as contemplated hereby or by the Prospectus, the Company will not, for a period of one hundred twenty (120) days after the Effective Date of the Registration Statement, offer to sell, contract to sell, sell or otherwise dispose of any shares of the Company's common stock or securities convertible into shares of the Company's common stock without the prior written consent of Stephens, which consent will not be unreasonably withheld; provided, however, the Company may sell, transfer or issue shares of Common Stock under (i) the Company's plan of reorganization, (ii) the First Amended and Restated 1992 Warrant Plan,
      (iii) the restricted stock agreement between the Company and John W. McConnell, (iv) the employee stock purchase plan contemplated by the Company, and (v) the 10% Senior Subordinated Secured Notes ("FCI Notes").

      The foregoing covenants and agreements shall apply to any successor of the Company, including without limitation, any entity into which the Company might consolidate or merge.

      5. Costs and Expenses. Whether or not the Registration Statement becomes effective, the Company will pay all costs, expenses and fees incident to the performance of the obligations of the Company under this Agreement, including, without limiting the generality of the foregoing, the following: accounting fees of the Company; the fees and disbursements of counsel for the Company; the cost of printing and delivering to Underwriters copies of the Registration Statement, any Preliminary Prospectus, the Prospectus, this Agreement, the Agreement Among Underwriters, the Selected Dealer Agreement, Underwriters' Questionnaire and Power of Attorney, and the Blue Sky Survey and any supplements thereto; the filing fees of the Commission; the filing fees incident to securing any required review by the National Association of Securities Dealers, Inc. ("NASD") of the terms of the sale of the Shares; the cost of printing certificates representing the Shares; the cost and charges of any transfer agent or registrar; provided, however, the Stockholder will pay all fees and disbursements of its counsel and reimburse to the Company the Stockholder's pro rata portion of the Commission filing fee, Blue Sky fees and the NASD fee; plus $15,000 of other expenses and will promptly reimburse the Company for any other amounts advanced by the Company on behalf of the Stockholder. Any transfer taxes imposed on the sale of the Shares to the Underwriters will be paid by the Company or the Stockholder as the case may be. The Company shall not, however, be required to pay for any of Underwriters' expenses (other than those related to qualification under State securities or Blue Sky laws) except that, if the Public Offering shall not be consummated because the conditions in Section 7 hereof are not satisfied, or because this Agreement is terminated by the Representatives pursuant to Section 6 hereof, or by reason of any failure, refusal or inability on the part of the Company to perform any undertaking or satisfy any condition of this Agreement or to comply with any of the terms hereof on their part to be performed, unless such failure to satisfy said condition or to comply with said terms is due to the default or omission of any Underwriter, then the Company shall reimburse the several Underwriters for all costs and expenses, including attorney fees and out-of-pocket expenses, reasonably incurred in connection with investigating, marketing and proposing to market the Shares or in contemplation of performing their obligations hereunder but the Company shall not in any event be liable to any of the several Underwriters for damages on account of loss of anticipated profits from the sale by them of the Shares.

      6. Conditions of Obligations of the Underwriters. The obligations of the several Underwriters to purchase and pay for the Shares as provided herein, are subject to the accuracy, as of the Closing Date and as of the Option Closing Date, of the representations and warranties and agreements of the Company and the Stockholder contained herein, to the performance by the Company and the Stockholder of their obligations hereunder and to the following additional conditions:

            (a) The Registration Statement shall have become effective not later than 11:00 a.m., central time, on the date of this Agreement, unless a later time and date is agreed to by the Representatives, and no stop order or other order suspending the effectiveness thereof or the qualification of the Shares under the State securities or Blue Sky laws of any jurisdiction shall have been issued and no proceeding for that purpose shall have been taken or, to the knowledge of the Company, shall be contemplated or threatened by the Commission or any Other Securities Regulator. If the Company has elected to rely upon Rule 430A of the Rules, the price of the Shares and any price-related information previously omitted from the effective Registration Statement pursuant to such Rule 430A shall have been transmitted to the Commission for filing pursuant to Rule 424(b) of the Act within the prescribed time period, and prior to the Closing Date the Company shall have provided evidence satisfactory to the Representatives of such timely filing, or a post-effective amendment providing such information shall have been promptly filed and declared effective in accordance with the requirements of Rule 430A under the Act. All requests for additional information on the part of the Commission or any other government or regulatory authority with jurisdiction (to be included in the Registration Statement or Prospectus or otherwise) shall be complied with to the satisfaction of the Commission or such authorities.

            (b) The Representatives shall have received on the Closing Date and on the Option Closing Date the opinions of Jones, Day, Reavis & Pogue, counsel for the Company, and James F. Mosier, counsel for the Stockholder, with respect to matters set forth below in subparagraphs (i) through (ix) and subparagraphs (x) through (xiii), respectively, each dated the Closing Date and the Option Closing Date, as the case may be, addressed to the Underwriters in form and substance satisfactory to Wright, Lindsey & Jennings, counsel to the Underwriters, to the effect that:

                  (i) The  Company  and FAC have  been  duly  organized  and are validly existing as corporations in good standing under the laws of the state(s) of their organization with full corporate power and authority to own their properties and conduct their business as described in the Registration Statement and Prospectus; the Company and FAC are duly qualified to transact business in those jurisdictions listed in such counsel's opinion (which list shall include, with respect to the Company, each state in which the Company owns resort properties as shown in the Prospectus; and all of the outstanding shares of capital stock of the Company have been validly authorized and issued, are fully paid and non-assessable, and except as set forth in the Prospectus and the Registration Statement and except for directors' qualifying shares, if any, no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert any obligations into any shares of capital stock of the Company are outstanding other than shares of Common Stock to be issued or sold pursuant to (i) the Company's plan of reorganization, (ii) the First Amended and Restated 1992 Warrant Plan, (iii) the restricted stock agreement between the Company and John W. McConnell, (iv) the employee stock purchase plan contemplated by the Company, and (v) the FCI Notes.

                  (ii) The Company has authorized  and, to the knowledge of such counsel, outstanding the capital stock set forth under the caption "Description of Capital Stock" in the Registration Statement and Prospectus, except for issuances subsequent to the date of the Prospectus, if any, pursuant to reservations, commitments, employee benefit plans or other existing agreements; all of the Shares conform to the description thereof contained in the Prospectus; the certificates for the Shares are in due and proper form, the Underwritten Shares to be sold pursuant to this Agreement have been duly authorized and will be validly issued, fully paid and non-assessable when issued and paid for as contemplated by this Agreement; there are no preemptive or other restrictive rights to subscribe for or to purchase or any restriction upon the voting or transfer of the Shares pursuant to the Company's Certificate of Incorporation, Bylaws, other governing documents or, to such counsel's knowledge, any material agreement or other instrument to which the Company is a party or by which it is bound, other than the Rights Agreement; and, to such counsel's knowledge, neither the filing of the Registration Statement nor the offering or sale of the Shares as contemplated by this Agreement gives rise to any rights, other than those which have been waived or satisfied, for or relating to the registration of any class of the Company's capital stock.

                  (iii) The  Registration  Statement has become  effective under the Act and to the knowledge of such counsel no stop order proceedings with respect thereto have been instituted or are pending or threatened under the Act and any and all filings required by Rule 424 and Rule 430A of the Rules have been made.

                  (iv) The Registration Statement, all Preliminary Prospectuses,
            the Prospectus and each amendment or supplement thereto, as of their respective effective or issue dates, complied as to form in all material respects with the requirements of the Act and the Rules, except that such counsel need express no opinion as to the financial statements, schedules and other financial or statistical information included therein.

                  (v) The Company meets the  requirements of, and is entitled to use, Form S-3 for the Public Offering.

                  (vi) Except as set forth in the Registration Statement and the
            Prospectus, there are no contracts, agreements or understandings known to such counsel between the Company and any person granting such person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company owned or to be owned by such person or to require the company to include such securities in the securities being registered pursuant to a registration statement filed by the Company under the Act, except for any rights under employee stock compensation plans, which registration rights are not exercisable with respect to the transactions contemplated by this Agreement.

                  (vii) To the  knowledge of such  counsel,  neither the Company nor FAC is, nor with the giving of notice or lapse of time or both would be, in violation of or in default under, nor will the execution or delivery hereof or consummation of the sale of the Shares by the Company as contemplated hereby result in a violation of, or constitute a default under, the Certificate of Incorporation, Bylaws or other governing documents of the Company or FAC, or any material agreement, indenture or other instrument filed with the Commission, to which the Company or FAC is a party or by which either of them is bound, or to which their properties are subject, nor will the performance by the Company of its obligations hereunder violate any U.S. Federal statute or the Delaware General Corporation Law, any rule, administrative regulation or decree known by such counsel issued pursuant to U.S. Federal statute or Delaware General Corporation Law by any court or any governmental agency or body having jurisdiction over the Company or FAC or their properties, or to such counsel's knowledge result in the creation or imposition of any lien, charge, claim or encumbrance upon any property or asset of the Company or FAC, except where any such violation, default, lien, charge, claim or encumbrance would not have a Material Adverse Effect.

                  (viii)      This Agreement has been duly
            authorized, executed and delivered by the Company and is a valid and binding obligation of the Company.

                  (ix) No approval, consent, order, authorization,  designation, declaration or filing by or with any U.S. Federal governmental regulatory, administrative or other governmental body or any State of Delaware court or governmental agency or body under the Delaware General Corporation Law is necessary in connection with the execution and delivery of this Agreement and the consummation of the sale of the Shares by the Company herein contemplated (other than required by NASD regulation or state securities and Blue Sky laws, as to which such counsel need express no opinion) except such as have been obtained or made, specifying the same.

                  (x) The  Stockholder  has full right,  power and  authority to enter into and to perform its obligations under the Power of Attorney and Custody Agreement to be executed and delivered by it in connection with the transactions contemplated herein; the Power of Attorney and Custody Agreement of the Stockholder have been duly authorized by the Stockholder; the Power of Attorney and the Custody Agreement of the Stockholder have been duly executed and delivered by or on behalf of the Stockholder; and the Power of Attorney and the Custody Agreement of the Stockholder constitute valid and binding agreements of the Stockholder, enforceable in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles.

                  (xi) The  Stockholder  has full right,  power and authority to enter into and to perform its obligations under this Agreement and to sell, transfer, assign and deliver the Shares to be sold by the Stockholder hereunder.

                  (xii) This Agreement has been duly authorized by the Stockholder and has been duly executed and delivered by or on behalf of the Stockholder and, assuming due authorization, execution and delivery by the Underwriters, is a valid and binding agreement of the Stockholder, enforceable in accordance with its terms, except as rights to indemnity which may be limited by Federal or state securities laws and except as to all applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, receivership and other laws relating to or affecting the rights of creditors generally and subject to the discretion of a court of equity in administering any such rights or remedies.

                  (xiii) Upon the delivery and payment for the Shares as contemplated in this Agreement, each of the Underwriters will receive valid title to the Shares purchased by it from the Stockholder, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest. In rendering such opinion, such counsel may assume that the Underwriters are without notice of any defect in the title of any of the Stockholder Shares being purchased from the Stockholder.

      In addition to the matters set forth above, such counsel shall also include a statement to the effect that such counsel has participated in the preparation of the Registration Statement and the Prospectus and, based on such participation, no facts have come to the attention of such counsel which cause such counsel to believe that any part of the Registration Statement or any amendment thereto (other than the financial statements and other financial data contained therein, as to which such counsel may express no belief), as of its effective date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus or any amendment or supplement thereto (other than the financial statements and other financial data contained therein, as to which such counsel may express no belief), contains any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. However, such counsel has not independently verified, and assumes no responsibility for the accuracy, completeness or fairness of the Registration Statement or the Prospectus, including any document incorporated or deemed to be incorporated therein by reference. The descriptions in the Registration Statement and Prospectus of statutes, regulations, legal and governmental proceedings, matters of law and contracts and other documents are accurate in all material respects and fairly present the information required to be shown. Such counsel does not know of any legal or governmental proceedings required to be described in the Registration Statement or the Prospectus which are not described as required or of any contracts or documents of a character required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement which are not described and filed as required; it being understood that such counsel need express no opinion as to the financial statements or other financial data contained in the Registration Statement or the Prospectus. Such counsel may state that its opinion is limited to the applicable law of the United States of America and the Delaware General Corporation Law and that such counsel renders no opinion with respect to the law of any other jurisdiction. Such opinion may state further that whenever such opinion is based on factual matters to such counsel's knowledge or known to such counsel, such counsel has relied exclusively on certificates of officers (after discussion of the contents thereof with such officers) of the Company or certificates of others as to the existence or nonexistence of factual matters on which such opinion is predicated but has no reason to believe that any such certificate is untrue or inaccurate in any material respect.

            Such opinion shall contain only those qualifications as Wright, Lindsey & Jennings, counsel to the Underwriters, may reasonably request or allow.

            (c) The Representatives shall have received from Wright, Lindsey & Jennings, counsel to the Underwriters, an opinion dated the Closing Date, substantially to the effects specified in subparagraph (iii) and (iv) of paragraph (b) of this Section 6, and that the Company is a validly organized and existing corporation under the laws of the State of Delaware. In rendering such opinion, Wright, Lindsey & Jennings may rely as to all matters governed other than by Federal law on the opinions of counsel referred to in paragraphs (b) and (c) of this Section 6. In addition to the matters set forth above, such opinion shall also include a statement to the effect that nothing has come to the attention of such counsel which leads them to believe that the Registration Statement or any amendment thereto at the time the Registration Statement or amendment became effective or the Preliminary Prospectus or the Prospectus or any amendment or supplement thereto as of their respective dates contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading (except that such counsel need express no view as to financial statements, schedules and other financial or statistical information included therein).

            (d) The Representatives shall have received at or prior to the Closing Date from Wright, Lindsey & Jennings a memorandum or summary, in form and substance satisfactory to the Representatives, with respect to the qualification or exemption therefrom for offering and sale by the Underwriters of the Shares under the State securities or Blue Sky laws of such jurisdictions as the Representatives may reasonably have designated.

            (e) The Representatives shall have received on the Closing Date and on the Option Closing Date, as the case may be, signed letters from Ernst & Young LLP, addressed to the Underwriters dated as of the Effective Date and again dated as of the Closing Date and as of the Option Closing Date, as the case may be, with respect to the financial statements and certain financial and statistical information contained in the Registration
      Statement and the Prospectus. All such letters shall be in form and substance satisfactory to the Representatives and Wright, Lindsey & Jennings, counsel to the Underwriters.

            (f) The Representatives shall have received on the Closing Date and on the Option Closing Date, as the case may be, a certificate or certificates of the President & Chief Executive Officer and Senior Vice President and Chief Financial Officer of the Company to the effect that, on and as of the Closing Date and on and as of the Option Closing Date, as the case may be, each of them severally represents as follows:

                  (i) (A) the  representations  and warranties of the Company in this Agreement are true and correct on and as of the Closing Date and on and as of the Option Closing Date, as the case may be, and
            (B) the Company has complied with all of its agreements and covenants and has satisfied all of the conditions on its part to be performed or satisfied at or prior to the Closing Date and at or prior to the Option Closing Date, as the case may be.

                  (ii) They have carefully  examined the Registration  Statement and the Prospectus and, in their opinion,  since the Effective Date,
            (A) the statements contained in the Registration Statement and the Prospectus remain true and correct, and (B) such Registration Statement and Prospectus did not omit to state a material fact necessary in order to make the statements therein not misleading.

            (g) The Company and the Stockholder shall have furnished to the Representatives such additional information and further certificates and documents confirming the representations and warranties contained herein and related matters as the Representatives may reasonably have requested.

            (h) Since the respective dates as of which information is given in the Prospectus, there shall not have been any Material Adverse Change.

            (i) The Shares shall have been approved for listing on the NYSE, subject to official notice of issuance.

            (j) The Representatives shall have received from the Stockholder a certificate or certificates, dated as of the Closing Date, or the Option Closing Date, as the case may be, to the effect that as of such date, it represents as follows:

                  (i) The  representations  and warranties of the Stockholder in this Agreement are true and correct as of the Closing Date or the Option Closing Date, as the case may be.

                  (ii) The  Stockholder  has in all material  respects  complied with all the agreements and has satisfied all of the conditions on its part to be performed or satisfied at or prior to the Closing Date or the Option Closing Date, as the case may be.

                  (iii) The Stockholder has carefully  examined the Registration
            Statement and the Prospectus, and to the Stockholder's knowledge, as of the date of the Prospectus and as of the Closing Date or the Option Closing Date, as the case may be, neither the Registration Statement nor the Prospectus, nor any amendment or supplement thereto include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and, since the date of the Prospectus, no event has occurred to the Stockholder's knowledge which should have been set forth in an amendment or supplement to the Registration Statement or Prospectus, which has not been set forth, and since the respective date as of which such information is given in the Registration Statement and Prospectus there has not been to the Stockholder's knowledge any Material Adverse Change.

      The opinions and certificates mentioned in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in all material respects satisfactory to the Representatives and Wright, Lindsey & Jennings, counsel for the Underwriters.

      If any of the conditions hereinabove provided for in this Section 6 shall not have been fulfilled when and as required by this Agreement to be fulfilled, the obligations of the Underwriters hereunder may be terminated by the Representatives by notifying the Company of such termination in writing or by confirmed telefax at or prior to the Closing Date. In such event, the Company and the Underwriters shall not be under any obligation to each other (except to the extent provided in Sections 5 and 8 hereof).

      7. Conditions of the Obligations of the Company. The obligations of the Company and the Stockholder to sell and deliver the Shares are subject to the conditions that (a) at or before 11:00 a.m., central time, on the date of this Agreement, or such later time and date as the Company and the Representatives may from time to time consent to in writing or by confirmed telefax, the Registration Statement shall have become effective, and (b) at the Closing Date no stop order suspending the effectiveness of the Registration Statement shall have been issued or proceedings therefor initiated or threatened. If either of the conditions hereinabove provided for in this Section 7 shall not have been fulfilled when and as required by this Agreement to be fulfilled, this Agreement may be terminated by the Company or the Stockholder by notifying the Representatives of such termination in writing or by confirmed telefax at or prior to the Closing Date.

      8.    Indemnification.

      (a) The Company agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of the Act, the Rules and the Exchange Act from and against any and all losses, claims, damages, liabilities, joint or several, to which such Underwriter or such controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon any breach of any representation, warranty, agreement, or covenant of the Company, or any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any Preliminary Prospectus, the Prospectus or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Company will reimburse each Underwriter and each such controlling person for legal and other expenses reasonably incurred in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding;
provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement made in, or omission or alleged omission from, the Registration Statement, any Preliminary Prospectus, the Prospectus, or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or through the Representatives specifically for use in the preparation thereof, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 13 below, or furnished to the Company by the Stockholder specifically for use in the preparation thereof; and provided further, that with respect to any untrue statement or alleged untrue statement in or omission or alleged omission from any Preliminary Prospectus, the indemnity agreement contained in this Section 8(a) shall not inure to the benefit of any Underwriter from whom the person asserting any such losses, claims, damages or liabilities purchased the Shares concerned, to the extent that a prospectus relating to such Shares was required to be delivered by such Underwriter under the Act in connection with such purchase and any such loss, claim, damage or liability of such Underwriter, results from the fact that there was not sent or given to such person, at or prior to the written confirmation of the sale of such Shares to such person, a copy of the Prospectus as then amended or supplemented (excluding any documents incorporated by reference therein) if the Company had previously furnished copies thereof to such Underwriter. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

      (b) The Stockholder (i.e., Physicians Insurance Company of Ohio and American Physicians Life Insurance Company, jointly) agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of the Act, the Rules and the Exchange Act from and against any and all losses, claims, damages or liabilities, joint or several, to which such Underwriter or such controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon any breach of any representation, warranty, agreement, or covenant of the Stockholder, or any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any Preliminary Prospectus, the Prospectus or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Stockholder will reimburse each Underwriter and each such controlling person for legal and other expenses reasonably incurred in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding; provided, however, that the Stockholder will be liable in any such case only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement, or alleged untrue statement made in, or omission or alleged omission from, the Registration Statement, any Preliminary Prospectus, the Prospectus, or such amendment or supplement, (a) of which the Stockholder had knowledge at the time of any certificate given by the Stockholder pursuant to Section 6(j) hereof or (b) in reliance upon and in conformity with information furnished to the Company by the Stockholder specifically for use in the preparation thereof. This indemnity agreement will be in addition to any liability which the Stockholder may otherwise have.

      Notwithstanding anything herein to the contrary, any amounts payable by the Stockholder pursuant to the indemnification and contribution provisions set forth in this Section 8 shall be limited to an amount not exceeding net proceeds received by the Stockholder from the sale of Shares hereunder.

      (c) Each Underwriter severally, but not jointly, will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the Registration Statement, the Stockholder, and each person, if any, who controls the Company, within the meaning of the Act, the Rules and the Exchange Act from and against any losses, claims, damages or liabilities to which the Company, the Stockholder or any such director, officer, or controlling person may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any Preliminary Prospectus, the Prospectus or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made; and will reimburse any legal or other expenses reasonably incurred by the Company, the Stockholder or any such director, officer, or controlling person in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding; provided, however, that each Underwriter will be liable in such case only to the extent that such untrue statement, or alleged untrue statement or omission or alleged omission has been made in the Registration Statement, any Preliminary Prospectus, the Prospectus, or such amendment or supplement, in reliance upon and in conformity with information furnished to the Company by or through the Representatives expressly for use in the preparation thereof, which information is described in Section 13. This indemnity agreement will be in addition to any liability which such Underwriter may otherwise have.

      (d) Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action or proceeding, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 8, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 8, except to the extent that the indemnifying party is substantially prejudiced by the omission of such notification. In case any such action or proceeding is brought against any party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section 8 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding. Any indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment of such counsel has been specifically authorized in writing by the indemnifying party, (ii) the indemnifying party has failed to assume the defense and employ counsel, or (iii) the named parties to any such action (including any impleaded parties) include such indemnified party and the indemnifying party, as the case may be, and such indemnified party shall have been advised in writing by such counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party, in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party, it being understood, however, that (A) the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all such indemnified parties, which firm shall be designated in writing by the indemnified parties, and that (B) all such fees and expenses shall be reimbursed as they are incurred. Subject to the foregoing provisions of this Section 8(d), the indemnifying party shall not be liable for the costs and expenses of any settlement of any action without the consent of the indemnifying party.

      (e) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Section 8 is for any reason held to be unavailable to an indemnified party under subsection (a),
(b) or (c) above in respect to any losses, claims, damages, liabilities or expenses referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Stockholder on the one hand and the Underwriters on the other hand from the offering of the Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the parties in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Stockholder on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company bears to the underwriting discounts and commissions received by the Underwriters. The relative fault of a party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by each party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any such action or claim.

      The Company, the Stockholder and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such

Underwriters have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations in this subsection
(d) to contribute shall be several in proportion to their respective underwriting obligations and not joint.

      (f) In any proceeding relating to the Registration Statement, any Preliminary Prospectus, the Prospectus or any supplement or amendment thereto, each party against whom contribution may be sought under this Section 8 hereby consents to the jurisdiction of any court having jurisdiction over any other contributing party, agrees that process issuing from such court may be served upon him or it by any other contributing party and consents to the service of such process and agrees that any other contributing party may join him or it as an additional defendant in any such proceeding in which such other contributing party is a party.

      9. Representations, Warranties and Agreements to Survive Delivery. All representations, warranties and agreements of the Company, the Stockholder and the officers of the Company herein or in certificates delivered pursuant hereto, and the indemnity and contribution agreements contained in Section 8 hereof, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Underwriters or any controlling person, or by or on behalf of the Company or any of its officers, directors or controlling persons or the Stockholder, and shall survive delivery of the Underwritten Shares and, if appropriate, the Option Shares to the Representatives or termination of this Agreement.

      10. Default by Underwriters. If any Underwriter shall fail to purchase and pay for the Shares which such Underwriter has agreed to purchase and pay for hereunder (otherwise than by reason of any default on the part of the Company or the Stockholder), you, as the Representatives of the Underwriters, shall use your best efforts to procure within twenty-four hours thereafter one or more of the other Underwriters, or any others, to purchase from the Company and the Stockholder such amounts as may be agreed upon and upon the terms set forth herein, the Shares which the defaulting Underwriter or Underwriters failed to purchase. If during such twenty-four hours you, as such Representatives, shall not have procured such other Underwriters, or any others, to purchase the Shares agreed to be purchased by the defaulting Underwriter or Underwriters, then (a) if the aggregate number of Shares with respect to which such default shall occur does not exceed 10% of the Shares which the Underwriters are obligated to purchase hereby, the other Underwriters shall be obligated, severally, in proportion to the respective number of Shares which they are obligated to purchase hereunder, to purchase the Shares which such defaulting Underwriter or Underwriters failed to purchase, or (b) if the aggregate number of Shares with respect to which such default shall occur exceeds 10% of the Company's common stock covered hereby, the Company or you, as the Representatives of the Underwriters will have the right, by written notice given within the next twenty- four hour period to the parties to this Agreement, to terminate this Agreement without liability on the part of the non-defaulting Underwriters, the Company or the Stockholder except to the extent provided in Section 8 hereof. In the event of a default by any Underwriter or Underwriters, as set forth in this
Section 10, the time of closing may be postponed for such period, not to exceed seven days, as you, as the Representatives, may determine in order that the required changes in the Registration Statement, the Prospectus or in any other documents or arrangements may be effected. The term "Underwriters" includes any person substituted for a defaulting Underwriter. Any action taken under Section 10 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

      11. Notices. All communications hereunder shall be in writing and, except as otherwise provided in, will be mailed, delivered or telefaxed and confirmed as follows: if to the Underwriters, c/o the Representatives as follows: to Stephens Inc., 111 Center Street, Little Rock, Arkansas 72201, Attention: Sandra Farmer, with a copy to C. Douglas Buford, Jr., Wright, Lindsey & Jennings, 200

West Capitol Avenue, Suite 2200, Little Rock, Arkansas 72201; if to the Company, to Fairfield Communities, Inc., 2800 Cantrell Road, Little Rock, Arkansas 72202,
Attention: Marcel J. Dumeny through December 1, 1996 and thereafter 11001 Executive Center Drive, Little Rock, Arkansas 72211, Attention: Marcel J. Dumeny, with a copy to Mark V. Minton, Jones, Day, Reavis & Pogue, 2300 Trammell Crow Center, 2001 Ross Avenue, Dallas, Texas 75201; and if the Stockholder, to Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, NW, Pickerington, Ohio 43147, Attention: James Mosier.

     12. Termination. This Agreement may be terminated by notice to the Company as follows:

            (a) at any time prior to the earlier of (i) the time the Shares are released by you for sale by notice to the Underwriters, or (ii) twenty-four (24) hours following the time at which the Registration Statement becomes effective;

            (b) at any time prior to the Closing Date if any of the following has occurred: (i) since the respective dates as of which information is given in the Registration Statement and the Prospectus, any Material Adverse Change which would, in your reasonable judgment, materially impair the investment quality of the Shares, (ii) any outbreak of hostilities or other national or international calamity or crisis or change in economic or political conditions if the effect of such outbreak, calamity, crisis or change on the financial markets of the United States would, in your reasonable judgment, make the offering or delivery of the Shares impracticable, (iii) suspension of trading or general trading halts in securities on the New York Stock Exchange, the American Stock Exchange, The Nasdaq National Market or the over-the-counter market or limitation on prices (other than limitations on hours or numbers of days or trading) for securities on either such Exchange, The Nasdaq National Market or the over-the-counter market, (iv) the enactment, publication, decree or other promulgation of any federal or state statute, regulation, rule or order of any court or other governmental authority which in your reasonable opinion materially and adversely affects or will materially or adversely affect the business or operations of the Company, (v) declaration of a banking moratorium by either federal or state authorities, or (vi) the taking of any action by any federal, state or local government or agency in respect of its monetary or fiscal affairs which in your reasonable opinion has a material adverse effect on the securities markets in the United States; or

            (c)   as provided in Sections 6 and 10 of this Agreement.

      13. Information Furnished by Underwriters. The information set forth in the Prospectus: (a) in the last paragraph on the cover page, (b) on page 2 regarding stabilization, and (c) (i) in the table under the caption "Underwriting" on page 39, listing the Underwriters and the number of shares each has agreed to purchase, and (ii) in the first paragraph below said table on page 39, relating to the concession to dealers and the reallowance to certain other dealers under the caption "Underwriting" in the Prospectus, constitute the written information furnished by or on behalf of any Underwriters referred to in paragraph (a) (v) of Section 1 hereof and in paragraphs (a) and (c) of Section 8 hereof.

      14. Successors. This Agreement has been and is made solely for the benefit of the Underwriters, the Company, the Stockholder and their respective successors, executors, administrators, heirs, and assigns, and the officers, directors and controlling persons referred to herein, and no other person will have any right or obligation hereunder. The term "successors" shall not include any purchaser of the Shares merely because of such purchase.

     15. Miscellaneous. The Representatives will act for the several Underwriters in connection with this offering, and any action under this Agreement taken by the Representatives jointly or by Stephens Inc. will be binding upon all of the Underwriters.

     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     This Agreement shall be governed by, and construed in accordance with, the laws of the State of Arkansas, without giving effect to the choice of law or conflict of law principles thereof.


                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

     If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicates hereof, whereupon it will become a binding agreement among the Company and the several Underwriters in accordance with its terms.



                              Very truly yours,

                              FAIRFIELD COMMUNITIES, INC.


                        By: /S/ ROBERT W. HOWETH
                            ____________________________________________________
                        Name: Robert W. Howeth
                        Title: Senior Vice President and Chief Financial Officer


                        STOCKHOLDER:

                        PHYSICIANS INSURANCE COMPANY OF OHIO


                        By: /S/ JAMES F. MOSIER
                            ____________________________________________________
                        Name: James F. Mosier
                        Title: Secretary


                        AMERICAN PHYSICIANS LIFE INSURANCE COMPANY


                        By: /S/ JAMES F. MOSIER
                            ____________________________________________________
                        Name: James F. Mosier
                        Title: Secretary


The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

STEPHENS INC. and DONALDSON, LUFKIN
  & JENRETTE SECURITIES CORPORATION


By:   /S/ MICHAEL R. SMITH, SR.
      ____________________________________
      Stephens Inc., Senior Manager
Name:     Michael R. Smith, Sr.
Title:    Senior Vice President


As Representatives of the several Underwriters named in Schedule I hereto

                                   SCHEDULE I



Name                                                No. of Underwritten Shares

Stephens Inc.                                                   548,577
Donaldson, Lufkin & Jenrette Securities Corporation             548,576
Alex Brown & Sons Incorporated                                   70,000
A.G. Edwards & Sons, Inc.                                        70,000
Goldman, Sachs & Co.                                             70,000
Montgomery Securities                                            70,000
Morgan Stanley & Co. Incorporated                                70,000
Oppenheimer & Co., Inc.                                          70,000
Schroder Wertheim & Co. Incorporated                             70,000
Allen & Company                                                  70,000
EQUITABLE Securities Corporation                                 30,000
Jefferies & Company, Inc.                                        30,000
EVEREN Securities, Inc.                                          30,000
Gerard Klauer Mattison & Co., LLC                                30,000
Edward D. Jones & Co., L.P.                                      30,000
Josephthal Lyon & Ross Incorporated                              30,000
Ladenburg, Thalmann & Co., Inc.                                  30,000
Morgan Keegan & Company, Inc.                                    30,000
Pennsylvania Merchant Group Ltd.                                 30,000
Rauscher Pierce Refsnes, Inc.                                    30,000
The Robinson-Humphrey Company, Inc.                              30,000
Sanders Morris Mundy                                             30,000
Scott & Stringfellow, Inc.                                       30,000
Southwest Securities, Inc.                                       30,000

Total                                                         2,077,153
-----                                                         ---------

                                    EXHIBIT A


                                November 1, 1996




Stephens Inc. and Donaldson, Lufkin & Jenrette
As Representatives of the Several Underwriters
c/o Stephens Inc.
111 Center Street
Little Rock, Arkansas  72201

Re:   Agreement Not to Sell Fairfield Communities, Inc. Stock
----------------------------------------------------------

Ladies and Gentlemen:

      This letter is provided, at the request of Fairfield Communities, Inc. (the "Company"), for the benefit of the Company and the Underwriters in connection with the proposed public offering of 2,000,000 shares of Fairfield Communities, Inc. Common Stock (plus an additional 300,000 shares if the
Underwriters choose to exercise their over-allotment option) pursuant to a Registration Statement on Form S-3 (File No. 333-14875). As an inducement to the Underwriters to (a) enter into an Underwriting Agreement with the Company and its selling stockholder, Physicians Insurance Company of Ohio and one or more of its subsidiaries, and (b) consummate the transactions contemplated in such Underwriting Agreement, the undersigned hereby represents and agrees as follows:

      1. The undersigned beneficially owns the number of shares of the Company's Common Stock set forth below opposite the signature of the undersigned (the "Shares"), and no others.

      2. The undersigned agrees that, for a period of 120 days from the effective date of the Registration Statement, except for bona fide gifts to persons who agree with you in writing to be bound by this letter, the undersigned will not offer, sell or otherwise dispose of any of the Shares, directly or indirectly, without your written consent as Representatives of the Underwriters, which consent will not be unreasonably withheld; except that (a) such Shares may be pledged as collateral against loans of the undersigned without such written consent, and (b) if loans secured by Shares are called, the undersigned and any applicable pledgee will have the right to sell the shares pledged on such loans to the extent necessary to satisfy such loans.


Shares of Common Stock:



                               Very truly yours,


                               __________________________________________

                                    EXHIBIT B


                                CUSTODY AGREEMENT

                           FAIRFIELD COMMUNITIES, INC.

                            (A Delaware Corporation)


[CUSTODIAN]
[CUSTODIAN ADDRESS]

Gentlemen:

      WHEREAS, Physicians Insurance Company of Ohio (the "Undersigned" or the "Selling Shareholder") is the owner of duly authorized, issued and outstanding shares of Common Stock, $.01 par value (the "Common Stock"), of Fairfield Communities, Inc., a Delaware corporation (the "Company"); and

      WHEREAS, concurrently with the execution of this Custody Agreement, the Undersigned is executing and delivering a Power of Attorney (the "Power of Attorney"), naming _______________ as attorney-in-fact (the "Attorney-in-Fact") of the Undersigned, to arrange, among other things, for the sale by the Undersigned of up to 1,100,000 (1,400,000 if the over-allotment option granted by the Selling Shareholder is exercised in full) shares of Common Stock (the "Shares") to Stephens Inc., Donaldson Lufkin & Jenrette Securities Corporation and certain other underwriters (collectively, the "Underwriters") named in the underwriting agreement to be executed by and among the Company, the Selling Shareholder, other selling shareholders (if any) and the Underwriters in connection with such sale (the "Underwriting Agreement"), and to execute and deliver the Underwriting Agreement;

      NOW, THEREFORE, for the purpose of carrying out the sale of the Shares pursuant to the Underwriting Agreement, a custodial relationship is hereby established with you, as custodian (the "Custodian"), and as Custodian, you are hereby instructed to act in accordance with this Agreement and any amendments or supplements hereto given to you in writing and signed by the Attorney-in-Fact acting on behalf of the Undersigned.

      1. The Undersigned hereby delivers to you as Custodian a certificate or certificates (the "Certificates") representing not less than the number of the shares of the Undersigned to be sold pursuant to the Underwriting Agreement, which Certificates have been endorsed in blank or are accompanied by stock powers duly executed in blank. The Certificates are to be held by the Custodian for the account of the Undersigned and are to be disposed of by the Custodian in accordance with this Custody Agreement. The Custodian agrees that it waives any liens, claims or security interests that it may have with respect to the Shares deposited herewith. The Undersigned agrees that the Shares represented by the Certificates deposited herewith are subject to the interests of the Underwriters under the Underwriting Agreement.

      2. You, as Custodian, are authorized and directed to hold the Certificates in your custody and (i) on or immediately prior to the Closing Date referred to in the Underwriting Agreement (the "Closing Date") or, as applicable, the Option

Closing Date referred to in the Underwriting Agreement (the "Option Closing Date"), to cause the number of Shares which are to be sold by the Undersigned pursuant to the Underwriting Agreement to be transferred on the books of the Company into such name or names as the Underwriters shall have instructed you, as Custodian; to cause to be issued, against surrender of the certificate or certificates representing such Shares a new certificate or certificates for such Shares registered in such name or names; to deliver such new certificate or certificates representing such Shares to the Underwriters on the Closing Date or the Option Closing Date, as applicable, for the accounts of the Underwriters under the Underwriting Agreement, against payment therefor in accordance with the Underwriting Agreement; and to give receipt for such payment and to deposit the same to your account, as Custodian; and (ii) as soon as practicable, to draw upon such account to pay (or reimburse yourself for) such expenses (including, without limitation, your fees and expenses as Custodian and any stock transfer taxes and other expenses allocable to the Undersigned in connection with the sale of the Shares) as you may be instructed to pay by the Attorney-in-Fact acting on behalf of the Undersigned, and to remit to the Undersigned the balance, after deducting such expenses, of the amount received by you as payment for the Shares. As soon as practicable after the Option Closing Date, you shall return to the Undersigned a new certificate representing the number of Shares, if any, deposited herewith which are not sold by the Undersigned pursuant to the Underwriting Agreement. Delivery of new certificates shall be made to the Undersigned at the address listed below.

      3. If you receive written notice from the Attorney-in-Fact that the Underwriting Agreement shall not be entered into on behalf of the Undersigned, or if it shall not become effective pursuant to its terms, or if it shall be terminated pursuant to its terms, then, subject to the provisions of the Power of Attorney, you are to return to the Undersigned the Certificates deposited herewith, together with any stock powers, and you shall have no further responsibility hereunder.

      4. This Custody Agreement is for the express benefit of the Company, the Underwriters and the Undersigned and is irrevocable, subject to the provisions of paragraph 3 hereof. The obligations and authorizations of the Undersigned hereunder shall not be terminated by operation of law or the occurrence of any event whatsoever; and, if any such event should occur before the delivery hereunder to the representatives for the accounts of the Underwriters of the Shares, said Shares shall be delivered to the Underwriters in accordance with the terms and conditions of this Custody Agreement and the Underwriting Agreement as if such event had not occurred, regardless of whether the Custodian shall have received notice of such event.

      5. Until payment of the purchase price for the Shares being sold by the Undersigned pursuant to the Underwriting Agreement has been made to you by or for the account of the Underwriters, the Undersigned shall remain the owner of the Shares deposited herewith and shall have the right to vote such Shares and to receive all dividends and distributions thereon. However until such payment in full has been made or until the Underwriting Agreement has been terminated, the Undersigned agrees that the Undersigned will not give, sell, pledge, hypothecate, grant any lien on, transfer, deal with or contract with respect to the Shares to be sold by the Undersigned pursuant to the Underwriting Agreement or any interest therein, except in accordance with the Underwriting Agreement.

      6. You shall assume no responsibility or liability to any person other than to deal with the Certificates and the proceeds from the sale of the Shares in accordance with the provisions hereof, and the Undersigned hereby agrees to indemnify and hold you harmless against any and all expenses, losses, claims, damages or liabilities to which you may become subject insofar as such expenses, losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any act taken or omitted to be taken by you pursuant hereto or pursuant to instructions given to you by the Attorney-in-Fact, except if such expenses, losses, claims, damages or liabilities shall result from gross negligence or willful malfeasance on your part. The Undersigned further agrees that you may consult with counsel of your choice (who may be counsel for the Company), and you shall have full and complete authorization and protection for any action taken or suffered by you hereunder in good faith and in accordance with the opinion of such counsel.

     7. The Undersigned represents and warrants that the Undersigned has, and at the time of delivery of the Shares to the Underwriters pursuant to the Underwriting Agreement will have, full legal right, power and capacity and all authorizations and approvals required by law or otherwise to enter into this Custody Agreement, the Power of Attorney and the Underwriting Agreement, to carry out the terms and provisions hereof and of the Underwriting Agreement and to make all of the representations, warranties and agreements contained herein and therein. This Custody Agreement and the Power of Attorney are, and the Underwriting Agreement, when executed by the Attorney-in-Fact, will be, valid and binding obligations of the Undersigned, enforceable in accordance with their respective terms. The Undersigned further represents and warrants that the execution and delivery of this Custody Agreement, the Power of Attorney and the Underwriting Agreement and the consummation of the transactions contemplated hereby and thereby and the fulfillment of the terms hereof and thereof will not conflict with or result in the breach of any of the terms, provisions or conditions of, or constitute a default under, any note, indenture, mortgage, deed or declaration of trust, agreement, will or other instrument, if any, to which the Undersigned is a party or by which the Undersigned is bound, or, to the best of the Undersigned's knowledge, information and belief, any existing law, order, rule, regulation, writ, injunction, judgment or decree of any government, governmental instrumentality, agency or body, arbitration tribunal, or court, domestic or foreign, having jurisdiction over the Undersigned or the Undersigned's property.

     8. Your acceptance of this Custody Agreement by the execution hereof shall constitute an acknowledgment by you of receipt of the Certificates, and the acceptance by you of the authorization herein conferred and shall evidence your agreement to carry out and perform this Custody Agreement in accordance with its terms.

     9. This Custody Agreement may be executed in any number of counterparts, which together shall constitute one and the same instrument. Execution by you of one counterpart hereof and its delivery thereof to the Attorney-in-Fact for the account of the Undersigned shall constitute the valid execution and delivery of this Custody Agreement by you.

     10. This Custody Agreement shall be binding upon each of the Undersigned and the Undersigned's successors and assigns.

     11. This Custody Agreement for all purposes shall be governed by and construed in accordance with the laws of the State of Arkansas.

     12. You shall be entitled to act and rely upon any statement, request or notice with respect to this Custody Agreement given to you on behalf of the Undersigned if the same shall be made or given to you by the Attorney-in-Fact acting on behalf of the Undersigned.

     Please acknowledge your acceptance of this Custody Agreement as Custodian and receipt of the Certificates deposited herewith by executing and returning one of the enclosed copies of this Custody Agreement to the Undersigned at the address set forth below.

     IN WITNESS WHEREOF, the Undersigned has executed this Custody Agreement this _____ day of __________, 1996.

                                            Very truly yours,

                                            PHYSICIANS INSURANCE COMPANY OF OHIO


                                       By:  ____________________________________
                                            Name:
                                            Title:

                                   ADDRESS: ____________________________________

                                            ____________________________________


                                 ACKNOWLEDGMENT

STATE OF ________________

COUNTY OF _______________


      On this the _____ day of ____________, 1996, before me, a Notary Public, personally appeared _________________________, who acknowledged himself to be the _________________________ of Physicians Insurance Company of Ohio, a corporation, and that he, as such officer, being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing the name of the corporation.

      IN WITNESS WHEREOF, I hereunto set my hand and official seal.


                     _______________________________________
                                  Notary Public

My Commission Expires:

__________________________________

                           ACKNOWLEDGMENT AND RECEIPT

      [CUSTODIAN] acknowledges acceptance of the duties of Custodian under the foregoing Custody Agreement and receipt of the Certificates for Common Stock referred to therein and stock powers relating thereto.


                                       [CUSTODIAN]


Dated: ___________________________          By: ________________________________
                                                   Name

                                                ________________________________
                                                   Title

                                    EXHIBIT C


                                POWER OF ATTORNEY


      KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints _______________ and _______________, and each of them acting alone, its true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign the Underwriting Agreement relating to the sale by the undersigned of shares of the common stock of Fairfield Communities, Inc. and any amendments thereto, and to act on behalf of the undersigned pursuant to a Custody Agreement given in connection with such shares, granting unto said attorneys-in-fact and agents, or either of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do and cause to be done by virtue hereof.


                                            PHYSICIANS INSURANCE COMPANY OF OHIO


                                       By:   ________________________________
                                                Name:
                                                Title:

                                       Date:   November __, 1996


                                 ACKNOWLEDGMENT

STATE OF ____________________

COUNTY OF ___________________

      On this the _____ day of ____________, 1996, before me, a Notary Public, personally appeared _________________________, who acknowledged himself to be the _________________________ of Physicians Insurance Company of Ohio, a corporation, and that he, as such officer, being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing the name of the corporation.

      IN WITNESS WHEREOF, I hereunto set my hand and official seal.

                   __________________________________________
                                  Notary Public

My Commission Expires:

___________________________________